Exhibit 99.1

Estre Ambiental Announces the Voluntarily Delisting from the Nasdaq Global Market and Ceasing to be an SEC Reporting Company

SÃO PAULO, February 3, 2020 — Estre Ambiental, Inc. (NASDAQ: ESTR) (the “Company” or “Estre”) refers to its previous press release dated January 12, 2020 in which it announced, among other things, its intent to voluntarily delist from the Nasdaq Global Market of The NASDAQ Stock Market LLC (the “Nasdaq”) and to deregister with the U.S. Securities and Exchange Commission (the “SEC”) and cease reporting under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Company hereby announces that its ordinary shares and warrants will be voluntarily delisted from the Nasdaq with effect from open of business today, February 3, 2020. In addition, the Company will today file a Form 15 with the U.S. Securities and Exchange Commission. Therefore, as of today, the Company’s obligation to file certain reports under the Exchange Act, including Forms 20-F and 6-K, will be immediately suspended upon the filing of such Form 15. The Company expects that the deregistration of its ordinary shares and warrants will become effective ninety days after the date the Form 15 is filed.

As previously announced, the Company does not intend to arrange for a listing, registration or quotation on another stock exchange or quotation service.

About Estre

Estre is a waste management company in Brazil. The company is present in seven Brazilian states where approximately 50% of the population live. Estre operates the largest landfill portfolio in Brazil, comprised of 12 landfills for non-hazardous residues and three landfills also handling hazardous residues. Estre’s waste management infrastructure also includes three hazardous and medical waste facilities. Additional information on Estre is available at http://www.estre.com.br/en/.

Forward-Looking Statements

This press release may contain forward-looking statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements are subject to a number of risks and uncertainties. Forward-looking statements are based on many assumptions and factors, and any changes in such assumptions or factors could cause future events, including the Company’s results of operations, to differ materially from current expectations. All forward-looking statements included herein are based upon information available to the Company as of the date hereof, which may change, and the Company undertakes no obligation to update or revise any forward-looking statements, except as may be required under applicable securities law.

Contacts

Investor Relations

ir@estre.com.br

+55 11 3709-2358

Media Relations

press@estre.com.br

+55 11 3709-2421